July 17, 2006


VIA U.S. MAIL AND FACSIMILE

Mail Stop 4561

Thomas B. Swartz
Chairman and Chief Executive Officer
Capital Alliance Income Trust, Ltd.
100 Pine Street, Suite 2450
San Francisco, CA 94111

      Re:	Capital Alliance Income Trust, Ltd.
			Schedule 14A Proxy Statement
			Filed June 26, 2006
			File No. 0-12941

Dear Mr. Swartz:

      This is to advise you that we have limited our review of the above proxy statement to the following comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Since shareholders are given the option to vote yes or no on one or all of proposals two, three and/or four, the outcome of the vote is unclear in the event that two of the proposals obtain a majority of votes. Please revise to discuss the consequences of such an outcome. In particular, please clarify that if proposal two is adopted, proposals three and four will not be adopted, irrespective of the shareholder vote.


Certain Relationships and Related Transactions
2. Please disclose in detail the circumstances of Mr. Looper`s resignation.

Interest of Certain Persons in the Proposals, page 7
3. We refer to your statement that you intend to obtain an independent appraisal in determining the fair market value to the manager of the management agreement. Please provide an estimate of the termination fee you expect to pay and disclose that amount here and on page 11 where you discuss the Review of Alternatives and Conclusion of the Board of Directors.
4. As a related matter, we note that the "termination fee" payable is in addition to any fees or expenses then outstanding under the management agreement. Please disclose the anticipated amount of additional fees payable to the manager under the management agreement.

Proposal Two

The Board of Directors Proposes that the Corporation be Liquidated and Dissolved, page 9
5. Please expand your discussion of proposal two to include all relevant information required by Item 14 of Schedule 14A, including pro forma financial statements.
6. On page 10 we note your discussion of a future July 28, 2006 date in which you claim you have not yet received any offers to purchase the business as a going concern. Since it is not possible to make that determination at this time, please revise to reference a current date to support your statement.
7. At the bottom of page 10, please provide an estimate of the compensation, or the maximum amount of compensation, you intend to provide to the trustee or liquidator should proposal two be adopted.
Provide similar disclosure of the compensation payable to your officers, directors and agents for services rendered in connection with the implementation of the plan. Please also discuss whether your manager could be constructively terminated upon adoption of the plan of liquidation, paid the termination fee, and then receive compensation separately in connection with the liquidation.
8. Please state in this section that the company is not required to obtain appraisals or other third party opinions as to the value of its assets in connection with the liquidation as mentioned in section
3(a) of Exhibit A.





Review of Alternatives and Conclusions of the Board of Directors, page 11
9. Please provide us with copies of any reports the Board considered in determining to approve the plan of liquidation. Please advise us whether the Board considered any estimate of potential liquidation proceeds.

Creditor Liability, page 11
10. Please expand to quantify the funds reserved to defend
lawsuits
and the amount you expect to owe creditors on the September 6,
2006
adoption date.

Abandonment; Amendment, page 13
11. Please expand your disclosure regarding the Board`s ability to modify, amend or abandon the liquidation plan as approved by the shareholders. In particular, please discuss any limitations in the charter or under Delaware law on its ability to not proceed with the liquidation if approved by the shareholders. Similarly, please discuss whether this discretion is only in the event of a change in circumstances or may be exercised without limitation.

Contingent Liabilities; Contingency Reserve; Liquidating Trust,
page
15
12. Based on your current assets, liabilities, expenses and obligations, please provide an estimated range of contingency reserve that may be required.

Proposal Four, page 25
13. In your discussion on page 26 relating to your current
Manager`s
performance since inception, please revise subsections (a), (b) and
(c) to provide information on performance for 2005 and 2006 to the extent practicable.

Unresolved Staff Comments on Form 10-KSB for the year ended
December
31, 2004
14. We note that there are unresolved Staff comments relating to your
Forms 10-KSB and 10-KSB/A for the year ended December 31, 2004, filed
April 15, 2005 and April 20, 2005, respectively. Please respond to the comments contained in our letter dated September 30, 2005.


*	*	*





      As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revisions to expedite our review. Please furnish a cover letter with your revised document that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised document and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please direct any questions to Charito A. Mittelman at (202) 551-3402, or the undersigned at (202) 551-3852.

      Sincerely,



Michael McTiernan
Special Cousnsel







Thomas B. Swartz
Capital Alliance Income Trust, Ltd.
July 17, 2006
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